Exhibit 3.1

ELYS GAME TECHNOLOGY, CORP.

AMENDMENT TO BYLAWS

This Amendment to the Bylaws (the “Bylaws”) of Elys Game Technology, Corp., as adopted by the Board of Directors pursuant to Article VI of said Bylaws, is effective as of the 21st day of November, 2022.

The ninth paragraph of Article I, Section 7 of the Bylaws, entitled QUORUM, be, and hereby is, deleted in its entirety and replaced with the following:

QUORUM. The holders of thirty-four percent (34%) of the outstanding shares of stock shall constitute a quorum at a meeting of the stockholders for the transaction of any business. The stockholders present may adjourn the meeting despite the absence of a quorum.